MDS Inc. Holdings in Evolved Digital Systems Inc.

Toronto, Canada - October 17, 2003: MDS Inc. (TSX: MDS; NYSE: MDZ) today announced that it holds 11,194,914 common shares, or 19.9% shares outstanding, in Evolved Digital Systems Inc. (TSX: EVD) as a result of Evolved's combination with INPHACT, Inc. and the completion of Evolved's public offering of common shares.

As a result of the combination, which occurred on October 15, 2003, MDS received 9,926,747 common shares of Evolved in exchange for its debt and equity holdings in INPHACT, Inc. In addition, MDS purchased 1,268,167 common shares of Evolved for $2,333,427 pursuant to a public offering that occurred on the same day.

In addition, MDS has entered into a shareholders agreement pursuant to which the parties have agreed to, among other things, exercise the voting rights in favour of the other parties' nominees as directors of Evolved.

About MDS

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs nearly 11,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

About Evolved

Evolved Digital Systems Inc. (TSX: EVD) provides complete, timely turnkey imaging technology services for its customers in cardiology and radiology. Evolved is a healthcare technology company that transitions hospitals, outpatient clinics and physician offices from film-based to digital systems for image management, hospital information systems integration, regional outreach networks, practice and department management and patient reporting. It has an installed base of over 130 facilities in North America and Europe.

For further information contact:
Sharon Mathers Vice-President, Investor Relations MDS Inc. 100 International Boulevard Toronto, ON M9W 6J6 416-675-6777 x 2695 smathers@mdsintl.com